Patria Reports Third Quarter 2024 Earnings Results Grand Cayman, Cayman Islands, November 5, 2024 – Patria (Nasdaq:PAX) reported today its unaudited results for the third quarter ended September 30, 2024. The full detailed presentation of Patria's third quarter 2024 results can be accessed on the Shareholders section of Patria’s website at https://ir.patria.com/. Alex Saigh, Patria’s CEO, said: “The third quarter of 2024 was another exciting quarter for Patria as Fee Earning AUM reached $34 billion representing year-over-year and sequential growth of 58% and 9% percent, respectively. We also delivered $34.9 million of distributable earnings or $0.23 per share and remain confident in reaching our 2024 FRE target of $170 million as well as our 2025 target of $200 million to $225 million. The highlight of the quarter was our robust organic fundraising of over $2 billion, led by our credit business and our GPMS platform, and we’ve raised more than $4.2 billion year to date through the end of 3Q, putting us on track to meet or exceed our $5 billion fundraising target for 2024. Over the last 12 months and as of 3Q, we raised over $5.6 billion, all organically. Our fundraising success, which is being driven by investment platforms that did not exist at the time of our IPO just under four years ago, highlights how the increased diversification of our platform and the investments we are making in distribution and new product development are translating into stronger and more diverse growth for the firm, leaving us very excited about what lies ahead. As we embark on our next chapter of growth, we look forward to sharing more details with you at our next investor day on December 9th in New York.” Financial Highlights (reported in $ USD) IFRS results included $1.5 million of net income attributable to Patria in Q3 2024. Patria generated Fee Related Earnings of $40.6 million in Q3 2024, up 13% from $36.0 million in Q3 2023, with an FRE margin of 53%. Distributable Earnings were $34.9 million for Q3 2024, or $0.23 per share. Dividends Patria has declared a quarterly dividend of $0.15 per share to record holders of common stock at the close of business on November 18th, 2024, in accordance with our new capital management strategy. This dividend will be paid on December 9th, 2024. Conference Call Patria will host its third quarter 2024 earnings conference call via public webcast on November 5th, 2024, at 9:00 a.m. ET. To register and join, please use the following link: https://edge.media-server.com/mmc/p/emuekpt7/ For those unable to listen to the live broadcast, there will be a webcast replay on the Shareholders section of Patria’s website at https://ir.patria.com/ shortly after the call’s completion. About Patria

Patria is a global alternative asset manager and industry leader in Latin America. Founded over 35 years ago, Patria has total assets under management of $44.7 billion, and offices in 13 cities on 4 continents. Patria aims to generate attractive long-term investment returns and, through a diversified platform with strategies that include Private Equity, Infrastructure, Credit, Real Estate, Public Equities and Global Private Markets Solutions, serve as the gateway to alternative investments for both local investors in Latin America, as well as global investors. Further information is available at www.patria.com. Forward-Looking Statements This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent annual report on Form 20-F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. Contact Patria Shareholder Relations E. PatriaShareholderRelations@patria.com T. +1 917 769 1611